Exhibit 99.1

Date: February 16, 2018

To: Toronto Stock Exchange
New York Stock Exchange
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial and Consumer Affairs Authority – Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
New Brunswick Financial and Consumer Services Commission
Office of the Superintendent of Securities, Service Newfoundland & Labrador

Subject: PEMBINA PIPELINE CORPORATION
Dear Sir/Madam:
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type	Annual Meeting
Record Date for Notice of Meeting :	March 16, 2018
Record Date for Voting (if applicable) :	March 16, 2018
Beneficial Ownership Determination Date :	March 16, 2018
Meeting Date :	May 04, 2018
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	706327103	CA7063271034

 Sincerely,

 Computershare
 Agent for PEMBINA PIPELINE CORPORATION